August 7, 2025

Eric Semler
Chief Executive Officer
Trailblazer Acquisition Corp.
152 West 57th Street, 27th Floor
New York, NY 10019

       Re: Trailblazer Acquisition Corp.
           Registration Statement on Form S-1
           Filed July 11, 2025
           File No. 333-288651
Dear Eric Semler:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page
       36 and elsewhere, you refer to this fee only being paid to independent directors.
       Please revise your disclosure, as appropriate, to address this discrepancy. Please also describe the extent to which the conversion of the working capital loans into warrants and their cashless exercise, for example, may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K. Please make similar revisions to your disclosure on pages 10 and 111. See Items 1602(b)(6) and
       1603(a)(6) of Regulation S-K.
2. When discussing conflicts of interest in paragraphs 6 and 7, please expand your statement as to actual or potential material conflicts of interest between purchasers in the offering and the SPAC sponsor and its affiliates, to include promoters . Refer to
 August 7, 2025
Page 2

       Item 1602(a)(5) of Regulation S-K.
Conflicts of Interest, page 35

3. We note your disclosure on page 35 that your "sponsor, officers, or directors or their respective affiliates may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 143. Please refer to Items 1602(b)(7) and 1603(b)
       of Regulation S-K.
Dilution, page 94

4.     Please revise your dilution table to include the label    Assuming No
Exercise of Over-
       Allotment Option    in the appropriate location.
Proposed Business
Sponsor Information, page 110

5. We note your disclosure on your cover page that "[your] sponsor transferred 25,000 founder shares to each of our independent directors and 15,000 founder shares to our
       Chief Financial Officer (an aggregate of 90,000 founder shares) as compensation for their services." Please revise to provide all of the disclosure required by Item
       1603(a)(7) of Regulation S-K, including any direct or indirect interests to be received by your independent directors. Please also revise your disclosure on page 140 as appropriate. Please refer to Item 402(r)(3) of Regulation S-K.
Sourcing of Potential Business Combination Targets, page 114

6. We note your disclosure states: "We have not contacted any of the prospective target businesses that our management team in their prior SPACs had considered and rejected as target businesses to acquire." Please revise the appropriate section or sections of your document to describe any experience your sponsor, officers and directors have had experience in organizing a SPAC. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item 1603(a)(3) of Regulation S-K. To the extent your sponsor, officers and directors do not have experience in organizing SPACs, please add a separate risk factor highlighting this fact.
Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2

7. We note that the hyperlink to exhibit 10.1 currently leads to the Investment
       Management Trust Agreement, and the hyperlink to exhibit 10.2 currently leads to the
       Letter Agreement. Please update to provide the correct hyperlinks. Please refer to Item
       601(a)(2) of Regulation S-K.
8. We note your disclosure on page 185 and elsewhere that the underwriter may purchase an aggregate of up to 3,000,000 additional units in the over-allotment
 August 7, 2025
Page 3

       option. Please have counsel revise clause (a) of the opinion to reflect this.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.